October 26, 2016

Via EDGAR and Overnight Delivery

Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Nudrat Salik, Staff Accountant
Jeanne Baker, Assistant Chief Accountant

Re:	Sunrun Inc. Form 10-K for the Year Ended December 31, 2015 Filed March 11, 2016 Form 10-Q for the Period Ended June 30, 2016 Filed August 11, 2016 Response dated September 29, 2016 File No. 1-37511

Ladies and Gentlemen:

We submit this letter in response to the follow on comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 14, 2016, relating to the above referenced annual report filed on Form 10-K for the year ended December 31, 2015, filed on March 11, 2016 (“Form 10-K”), and quarterly report filed on Form 10-Q for the quarter ended June 30, 2016, filed on August 11, 2016 (“Form 10-Q”) of Sunrun Inc. (“we” or the “Company”). We are concurrently submitting via EDGAR this letter. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the year ended December 31, 2015

Consolidated Statements of Cash Flows, page 75

1.

We note your presentation of payments for the costs of solar energy systems, leased and to be leased. Given that approximately 61% of your revenues for the year ended December 31, 2015 and 64% of your revenues for the period ended June 30, 2016 represented solar energy systems and product sales, please tell us how you reflect the costs of solar energy systems sold on your statements of cash flows pursuant to ASC 230.

Please address how you differentiate between whether the costs of the solar energy systems are for systems sold versus leased.

In response to the Staff’s comment, we advise the Staff that we capture the cost of solar energy systems we build by ‘tagging’ costs as incurred to specific projects in our project accounting system. Upon recognizing the revenue for a system sale, the costs accumulated are expensed in “Solar energy systems and product sales.” As such, they are included in the net loss and therefore operating activities of the statement of cash flows pursuant to ASC 230, paragraph 45-17. For solar systems that we build for a lease, the costs tagged to that project are considered additions to “Solar energy systems, net” and as such are reflected as incurred in the statement of cash flows in the investing activities section pursuant to ASC 230, paragraph 45-13.

2.	With reference to ASC 230, please explain how you present your lease-pass through arrangements on your statements of cash flows. Please specifically address the following in your explanation:
•	Please tell us the total amount of proceeds received from lease-pass through arrangements during each period presented and the amount of these proceeds that were allocated to ITCs;

In response to the Staff’s comment, we note that the total amount of proceeds received from investors under lease pass-through arrangements is presented gross, pursuant to ASC 230 paragraph 45-17. They are reflected in the financing activities section of the statement of cash flows, pursuant to ASC 230 paragraph 45-14, for the years ended December 31, as follows (in thousands):

	2015	2014	2013
Proceeds from lease pass-through financing obligations	$129,121	$174,159	$64,888

An allocation of a portion of the above proceeds to ITCs does not occur until the Company has performed the activities required for the investor to claim the ITC, all of which are performed by the date on which the local utility grants permission to operate (“PTO”). Upon PTO, the ITC amount, which is 30% of the fair market value of the system, is reclassified from “Lease pass-through financing obligation” on our consolidated balance sheet to “Deferred revenue.” In order to clarify that the initial recording into deferred revenue is a reclassification upon PTO, we will edit the disclosure (indicated in bold) on page 83 in future reports filed with the SEC on Form 10-K to read as follows:

“The Company monetizes the ITCs associated with the leased systems on its lease pass-through financing obligations by assigning them to the investor together with the future customer lease payments. A portion of the cash consideration received from the investors is allocated to the estimated fair value of the assigned ITCs upon the PTO dates of the leased systems, as discussed below. The estimated fair value of the ITCs is determined by applying the expected internal rate of return to the investor on this structure to the gross amount of the ITCs that may be claimed by the investor.

The ITCs are subject to recapture under the Internal Revenue Code (“Code”) if the underlying solar energy system either ceases to be a qualifying property or undergoes a change in ownership within five years of its placed in service date. The recapture amount decreases by 20% on each anniversary of the PTO date. As the Company has an obligation to ensure the solar energy system is in service and operational for a term of five years to avoid any recapture of the ITCs, the Company recognizes revenue as the recapture provisions lapse assuming the other aforementioned revenue recognition criteria have been met. A portion of monetized ITCs are reclassified to deferred revenue from lease pass-through financing obligation on the consolidated balance sheets when the leased systems are granted PTO. Subsequently, one-fifth of the monetized ITCs are recognized as revenue in the consolidated statements of operations on each anniversary of the solar energy system’s PTO date over the following five years.”

•	Please tell us how the changes in deferred revenue related to ITCs are reflected on your statements of cash flows; and

The reclassification from lease financing obligation to deferred revenue has no impact on the statement of cash flows since there is no corresponding cash transaction. When the ITC revenue is recognized at each of the PTO anniversaries over five years, the revenue is reflected in net loss and the corresponding decrease in deferred revenue is reflected in “Changes in operating assets and liabilities.” Since both of these captions are included in the operating activities section of the statement of cash flows, they offset each other, causing no impact, since no further cash is received upon the PTO anniversary giving rise to the revenue recognition.

•

Please provide us with a rollforward for the deferred revenue balances for ITCs as disclosed on page 81 for each period presented. In your rollforward, please separately show the amount of ITCs recorded into revenue, the additional ITCs recorded related to new lease-pass through arrangements, and any other activity.

In response to the Staff’s comment, we supplementally provide a rollforward of the deferred revenue balances for ITCs below (in thousands):

Balance, December 31, 2013	$28,131
Reclassification from lease pass-through obligation	63,283
Revenue recognized	(5,467)
Balance, December 31, 2014	$85,767
Reclassification from lease pass-through obligation	59,436
Revenue recognized	(18,350)
Balance, December 31, 2015	$126,853

Notes to the Financial Statements

Warranty Accrual, page 81

3.	We note your response to comment 6 of our letter dated September 8, 2016. Please address the following:
•	Please provide us with the reconciliation of changes in your warranty accrual amounts for each of the three years ended December 31, 2015 as well as the six months ended June 30, 2016.

In response to the Staff’s comment, we supplementally provide the reconciliation of changes in our warranty accrual amounts beginning on February 1, 2014, the date we acquired MEC. Prior to that date we did not sell solar energy systems and products.  The following reconciliation is in thousands:

	Six Months
	Ended	Year Ended December 31,
	June 30, 2016	2015	2014
Product warranty liability, beginning of period	$1,044	$925	$—
Balance recorded upon MEC acquisition	—	—	887
Accruals for new warranties issued	540	549	289
Reductions for payments made	(138)	(430)	(251)
Product warranty liability, end of period	$1,446	$1,044	$925
•

Your proposed disclosures indicate that you accrue warranty costs when revenue is recognized for solar system sales based on the estimated future costs of meeting your warranty obligations. You also note that you make and revise this number based on the number of solar energy systems under warranty. Given this, it still remains unclear why there would not be a more significant increase in your warranty accrual given the 63% increase in revenues in solar energy systems and product sales from 2014 to 2015.  Please further advise; and

In response to the Staff’s comment, we note that in the table above there is a 74% increase (annualized for the MEC acquisition as of February 1, 2014) in the warranty expense in 2015 from 2014.We note that our warranty expense is approximately 1% of solar energy system sales from inception in 2014 through June 30, 2016 (see solar energy system revenues in the tables provided on page 58 of our Form 10-K for the year ended December 31, 2015 and page 32 of our Form 10-Q for the period ending June 30, 2016).

•

Your response indicates that the warranty liability includes estimated roof repairs related to solar energy systems. Please help us understand why it does not also include replacement costs for supplies, labor costs, and deductibles owed pursuant to the terms of certain original manufacturer's warranties.

In response to the Staff’s comment, we note that the warranty includes costs we expect to incur for roof repairs as well as fulfilling warranty claims on our manufacturer’s behalf.  The cost of fulfilling these repairs and warranties primarily consist of replacement costs for supplies, labor costs for service personnel, and in some cases a small deductible. Warranties for equipment are covered by the original manufacturer’s warranty.

Form 10-Q for the Period Ended June 30, 2016

Management’s Discussion and Analysis

4.

We note your response to comment 11 of our letter dated September 8, 2016. To the extent actual cancellations in a given period either have an actual material impact on your revenues, income, or liquidity in the current period or are expected to have a material impact on your future revenues, income, or liquidity, please discuss the actual and expected impact in your management’s discussion and analysis.

In response to the Staff’s comment, the Company notes that cancellations have not had a material impact on our future revenues, income or liquidity to date.  We will continue to assess whether actual or expected cancellations are expected to have a material impact on our future revenues, income, or liquidity and disclose any such material impacts in the management’s discussion and analysis section of our periodic reports filed with the SEC on Form 10-K and Form 10-Q, as appropriate.

*****

Please direct any questions regarding the Company’s responses to me at (415) 580-6900 or mina.kim@sunrun.com.

Sincerely,

/s/ Mina Kim

Mina Kim
General Counsel

cc:	Lynn Jurich, CEO, Sunrun Inc.

Bob Komin, CFO, Sunrun Inc.

Jon Avina, WSGR